UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 31, 2017 titled “Pedro José Moreno Cantalejo, VP of Administration and Finance at Santander México, Retires After 30 Years at Santander Group”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 31, 2017

Item 1

PEDRO JOSÉ MORENO CANTALEJO, VP OF ADMINISTRATION AND FINANCE AT SANTANDER MÉXICO, RETIRES AFTER 30 YEARS AT SANTANDER GROUP

Roles and responsibilities to be handled by several executives

Mexico City, Mexico, March 31, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or “the Company”) one of the leading financial groups in Mexico, and Banco Santander (México) S.A., Institución de Banca Múltiple Grupo Financiero Santander México (“Banco Santander México” or “the Bank”), announced today that Mr. Pedro José Moreno Cantalejo is stepping down as Vice President of Finance and Administration of Santander México effective today, after a distinguished career following 30 years of service at Santander Group, with over 12 years at Santander México.

Executive President and CEO of Santander México, Héctor Grisi, said: “Pedro has played an integral role in positioning Santander México as one of Mexico’s leading financial groups. He was instrumental in Santander México’s IPO, in Mexico and in the United States of America, enhancing the Company’s market position, and strengthening organizational transparency. He has also led several industry leading capital optimization initiatives which together with his commitment to robust financial control, contributed to deliver sustainable shareholder value.”

“Pedro leaves a high-performing finance and administration team in place, and committed to enabling the Company to achieve its strategic goal of becoming a client-centric bank through a strong focus on innovation and operational transformation. We wish him the very best in his future plans.”

Pedro Moreno said, “This is an ideal time for me to make this personal move. I am so proud to leave Santander México as an organization that is well-positioned to deliver on its strategic initiatives with a strong team to continue execution.”

Since 2010, Mr. Moreno has led the administration and financial division of Santander México, which includes intervention and control management, financial management, legal, human resources, operations and technology, corporate resources and recoveries, and investor relations. His responsibilities will be taken over by experienced executives in these areas who will report to the Executive President and CEO.

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2016, Santander México had total assets of Ps.1,374 billion under Mexican Banking GAAP and more than 13.5 million customers. Headquartered in Mexico City, the Company operates 1,075 branches and 314 offices nationwide and has a total of 16,976 employees.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx